UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Independent Bank Corp.

(Name of Issuer)

Common Stock,

par value $0.01 per share

(Title of Class of Securities)

453836108

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Silvercrest Asset Management Group LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. New York, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 1,473,298 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 1,473,298 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,473,298 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11	Percent of Class Represented by Amount in Row (9)* 5.4% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IA, OO

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Silvercrest L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 1,473,298 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 1,473,298 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,473,298 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11	Percent of Class Represented by Amount in Row (9)* 5.4% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) HC, PN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Silvercrest Asset Management Group Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares
	6	Shared Voting Power 1,473,298 shares Refer to Item 4 below.
	7	Sole Dispositive Power 0 shares
	8	Shared Dispositive Power 1,473,298 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,473,298 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ N/A
11	Percent of Class Represented by Amount in Row (9)* 5.4% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) HC, CO

Item 1.

(a)	Name of Issuer

Independent Bank Corp.

(b)	Address of Issuer’s Principal Executive Offices

Office Address:

2036 Washington Street

Hanover, Massachusetts 02339

Mailing Address:

288 Union Street

Rockland, Massachusetts 02370

Item 2.

(a)	Name of Person Filing

Silvercrest Asset Management Group LLC

Silvercrest L.P.

Silvercrest Asset Management Group Inc.

(b)	Address of Principal Business Office or, if none, Residence

1330 Avenue of the Americas, 38th Floor

New York, NY 10019

(c)	Citizenship

Silvercrest Asset Management Group LLC - New York, United States of America

Silvercrest L.P. - Delaware, United States of America

Silvercrest Asset Management Group Inc. - Delaware, United States of America

(d)	Title of Class of Securities

Common Stock, $0.01 par value per share

(e)	CUSIP Number

453836108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of December 31, 2017, Silvercrest Asset Management Group LLC (“SAMG LLC”) beneficially owned 1,473,298 shares of Common Stock, which is 5.4% of the Issuer’s outstanding Common Stock. The percentage herein is calculated based upon the aggregate total of the 27,443,142 shares of Common Stock issued and outstanding as of November 1, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on November 2, 2017

(a)	Amount Beneficially Owned

Silvercrest Asset Management Group LLC – 1,473,298 shares

Silvercrest L.P. - 1,473,298 shares

Silvercrest Asset Management Group Inc. - 1,473,298 shares

(b)	Percent of Class

Silvercrest Asset Management Group LLC - 5.4%

Silvercrest L.P. – 5.4%

Silvercrest Asset Management Group Inc. - 5.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

Silvercrest Asset Management Group LLC - 0 shares

Silvercrest L.P. - 0 shares

Silvercrest Asset Management Group Inc. - 0 shares

(ii)	shared power to vote or to direct the vote

Silvercrest Asset Management Group LLC - 1,473,298 shares

Silvercrest L.P. - 1,473,298 shares

Silvercrest Asset Management Group Inc. - 1,473,298 shares

(iii)	sole power to dispose or to direct the disposition of

Silvercrest Asset Management Group LLC - 0 shares

Silvercrest L.P. - 0 shares

Silvercrest Asset Management Group Inc. - 0 shares

(iv)	shared power to dispose or to direct the disposition of

Silvercrest Asset Management Group LLC - 1,473,298 shares

Silvercrest L.P. - 1,473,298 shares

Silvercrest Asset Management Group Inc. - 1,473,298 shares

*** Shares reported herein represent shares held by investment advisory clients of SAMG LLC. Silvercrest L.P. is the sole member of SAMG LLC. Silvercrest Asset Management Group Inc. is the general partner of Silvercrest L.P. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 14, 2018

SILVERCREST ASSET MANAGEMENT GROUP LLC

By:	Silvercrest L.P., its sole member

By:	/s/ David J. Campbell
David J. Campbell
Secretary

SILVERCREST L.P.

By:	/s/ David J. Campbell
David J. Campbell
Secretary

SILVERCREST ASSET MANAGEMENT GROUP INC.

By:	/s/ David J. Campbell
David J. Campbell
General Counsel and Secretary